Exhibit No. 3.1

SECRETARY OF STATE

(The Great Seal of State of Nevada)

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that PLANDEL RESOURCES, INC., did on March 19, 2010, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 22, 2010.

(Seal of State of Nevada)	ROSS MILLER

ROSS MILLER

Secretary of State

Certified by: Nita Hibshman

Certificate Number: C20100322-0070

You may verify this certificate

Online at http://www.nvsos.gov/